Exhibit 99.1

PROGEN PHARMACEUTICALS LIMITED

SECURITIES TRADING POLICY

1 INTRODUCTION

1.1 Policy purpose

The purpose of this policy is to:

(a)          explain the types of conduct in relation to dealings in securities that are prohibited under the Corporations Act, which is applicable to all Employees of the Progen Pharmaceuticals Limited Group of companies (“Progen”; “the Company”); and

(b)         establish a best practice procedure for buying and selling securities that provides protection to both Progen and its employees against the misuse of unpublished information which could materially affect the value of securities.

1.2 Trading in the Company’s securities is governed by the Corporations Act 2001 and the ASX Listing Rules. These statutory provisions also prohibit people in possession of information, which if available to the public would have a material effect on the Company’s share price, from using that information to trade in the relevant securities or to communicate that information to others. It is therefore important that Employees exercise due care in the timing of any trading in the Company’s securities to ensure at all times they comply with the law.

1.3 If you have any questions regarding this policy, contact:

Company Secretary

Progen Pharmaceuticals Limited

Ph: 3842 3333

2  THE SECURITIES TRADING POLICY

2.1 Persons to whom this policy applies

This policy applies to:

(a)          all Directors and Secretaries of Progen Pharmaceuticals or any related body corporate (as defined in the Corporations Act 2001);

(b)         all employees of Progen Pharmaceuticals or any related body corporate (as defined in the Corporations Act 2001);

(c)          all consultants of Progen Pharmaceuticals or any related body corporate (as defined in the Corporations Act 2001);

and their associates (collectively “Employees”).

2.2 No trading of securities where in possession of inside information

Consistent with the legal prohibitions on insider trading contained in the Corporations Act 2001 and regardless of any clause in this policy, Employees must not deal in Progen securities where:

(a)             They are in possession of unpublished price-sensitive information; or

(b)            The Company is in possession of unpublished price-sensitive information and has notified Employees that they must not deal in securities (either until further notice or after a specified time period.

2.3 Blackout periods

Employees must not deal in Progen securities during either of the following periods:

(a)             The period from close of business 31 December each year until the release of half-yearly results; and

(b)            The period from close of business 30 June each year until the release of annual preliminary final results.

2.4 Trading in securities

2.4.1 Window Periods

Employees may deal in Progen securities in the period of 31 days following:

(a)          The announcement of half-yearly results;

(b)         The announcement of the annual preliminary final results; or

(c)          A General Meeting of shareholders.

EXCEPT where the Insider is in possession of unpublished, price sensitive information or the Company has instructed Employees not to deal in its securities.

2.4.2 Other dealings

Employees may also deal in Progen Securities outside the window periods described in clause 2.4.1 in the following circumstances:

(a)          Trading under an offer to all security holders, such as a rights issue, a security purchase plan or an equal access buy-back where the plan of the timing and structure of the offer has been approved by the board of directors;

(b)         Pursuant to an approved share or option plan where offered securities may be accepted.  The subsequent sale of any such securities must occur within the regular window periods described in clause 2.4.1;

(c)          In exceptional circumstances with the Chairman’s prior approval, such as severe financial hardship or if required by order of a court;

(d)         Under a non-discretionary trading plan where the Insider is unable to influence investment decisions and did not enter nor amend the plan during the blackout period.  Such plans may include trading by a superannuation fund or a managed fund, of which an Insider is a beneficiary.

2.4.3 Short term trading

Despite anything in this policy, Employees must not engage in short term trading of Progen securities.

In general, acquisitions of securities with a view to resale within a 6 month period and the disposal of securities with a view to reacquire within a 6 month period would be considered transactions of a short term nature.

2.5 Margin loan arrangements

Directors and senior executives must inform and receive approval from the Chairman prior to any dealing in Progen securities pursuant to a margin lending arrangement. Such dealings would include:

(a)          entering into a margin lending arrangement in respect of Progen securities;

(b)         transferring securities in Progen into an existing margin loan account;

(c)          selling securities in Progen to satisfy a call pursuant to a margin loan.

The Company Secretary must maintain a register of margin lending arrangements to which Employees are a party and which could result in dealings in Progen securities.

A Director or senior executive must only sell the securities that are subject to the margin loan to meet a margin call in accordance with the terms of this policy.

2.6 Prohibition on hedging

Employees must not enter into any transaction that is designed or intended to hedge their exposure to Progen securities.

2.7 Prior written approval required in all circumstances

Employees must receive written approval prior to trading in the Company’s securities as follows:

(a)          Directors, Secretaries and the Chief Executive Officer must seek prior written approval from the Chairman;

(b)         The Chairman must seek prior written approval from the Board of Directors; and

(c)          Executives, managers, employees and consultants must seek prior written approval from the Company Secretary and Chief Executive officer.

2.8 Approval Procedure

2.8.1 The procedure for all employees and consultants obtaining written clearance for trading under clause 2.4 is as follows:

(a)          A formal written request is sent to the Company Secretary including a declaration that they are not in possession of price-sensitive information;

(b)         The Company Secretary is to provide written approval to employee granting permission to trade prior to trading;

(c)          The Company Secretary is to maintain register of all approvals granted.

2.8.2 The procedure for Directors, Company Secretary and the Chief Executive Officer obtaining written clearance for trading under rule 2.4 is as follows:

(a)          A formal written request is sent to the Chairman including a declaration that they are not in possession of price-sensitive information;

(b)         The Chairman is to provide written approval to the Employee granting them permission to trade prior to trading; and

(c)          The Chairman is to maintain a register of all approvals granted.

2.8.3 Employees shall consult with the Company Secretary if they are in doubt as to whether they possess unpublished, price-sensitive information at the time they are considering a proposed trade in the Company’s securities.

4 INSIDER TRADING — CORPORATIONS ACT 2001

4.1 The requirements imposed by this policy are separate from and in addition to, the legal prohibitions in the Corporations Act 2001 on insider trading.

4.2 The Corporations Act 2001 prohibits a person in possession of Inside Information” from the following actions:

(a)          to trade in the relevant securities or to enter into an agreement to trade in the securities of the Company;

(b)         procuring another person to trade in the relevant securities or to enter into an agreement to trade in the securities of the Company; or

(c)          directly or indirectly communicating the Inside Information, or causing the Inside Information to be communicated, to another person who is likely to trade in the securities in the Company or procure someone else to trade in the securities of the Company.

4.3 Generally, “Inside Information” is regarded as being information that:

(a)          the information is not generally available; and

(b)         if the information were generally available, it might have a material effect on the price or value of those securities.

4.4 Under the Corporations Act 2001, the prohibition against insider trading applies to acts within Australia and acts outside Australia that involve the securities of Australian companies. Accordingly, the law against insider trading applies to the conduct relating to dealing of Progen securities which occurs both outside Australia as well as within Australia.

5 DISSEMINATION

5.1 It is important that all people covered by this policy are made aware of this policy. For this reason it is to be:

(a)          brought to the attention of all current Progen Employees;

(b)         included within the Company’s employee manual, a copy of which is given to all new employees;

(c)          made available to all consultants upon commencement with the Company; and

(d)         included on the Company’s web site.

END